Joseph Stone Capital, LLC

585 Stewart Avenue, Suite L-60C

Garden City, New York 11501

1 (866) 866-1433

September 26, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Patrick Kuhn Joel Parker Scott Anderegg Dietrich King

Re:	POMDOCTOR LIMITED
Registration Statement on Form F-1
Initially filed on March 13, 2025, as amended
File No. 333-285771

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Stone Capital, LLC, as representative of the several Underwriters of the offering hereby joins in the request of POMDOCTOR LIMITED to request acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on September 30, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The undersigned has complied and will comply, and has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15e2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Damian Maggio
	Name:	Damian Maggio
	Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP